SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2*

CorVu Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

221011 10 9

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221011 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Troy Rollo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
*Joint Filing

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,058,075 (includes 75,750 shares which may be purchased upon exercise of currently exercisable options or warrants).

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,058,075 (includes 75,750 shares which may be purchased upon exercise of currently exercisable options or warrants).

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,058,075 (includes 75,750 shares which may be purchased upon exercise of currently exercisable options or warrants).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 221011 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rollosoft Pty Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
*Joint Filing

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 982,325

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 982,325

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 982,325

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.25%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer CorVu Corporation.
	(b)	Address of Issuer's Principal Executive Offices 3400 West 66th Street Edina, Minnesota 55435

Item 2.
	(a)	Name of Person Filing See Cover Pages, Item 1
	(b)	Address of Principal Business Office or, if none, Residence c/o Crispen and Jeffrey Level 2 57 Grosvenor Street Neutral Bay NSW 2089, Australia
	(c)	Citizenship See Cover Pages, Item 4
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number See Cover Page

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
See Cover Pages, Items 5 through 11

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification~
Not applicable

Exhibits	Joint Filing Agreement dated January 15, 2001, between the Reporting Person (incorporated by reference to Exhibit 1 to initial Schedule 13G filed on January 30, 2001).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2002.

Date: January 28, 2003	/s/ Troy M. Rollo

Troy Rollo

ROLLOSOFT PTY LTD.

	By:	/s/ Troy M. Rollo
	Its:	Sole Director